PRUDENTIAL SECTOR FUNDS, INC.

Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102

November 18, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:     485(a) Filing for Prudential Sector Funds, Inc.
     Registration numbers 2-72097 and 811-03175

Dear Sir or Madam:

We are filing today via EDGAR a Post-Effective Amendment under Rule 485(a) to the Registration Statement of the above-referenced Registrant. This Post-Effective Amendment designates January 31, 2012 as its effective date.

The purpose of this filing is to register a new share class, known as Class “R”, for each of the Prudential Jennison Health Sciences Fund and the Prudential Financial Services Fund: both Funds are series of the Registrant.

Thank you for your attention to this filing. Please direct any questions to the undersigned at (973) 802-6469.

Sincerely,

/s/ Jonathan D. Shain

Jonathan D. Shain

Assistant Secretary